NO ACT

PE
12-7-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10010414

January 8, 2010

Received SEC
JAN 0 8 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-08-2010

Richard J. Kolencik
Sr. Group Counsel
Marathon Oil Corporation
P.O. Box 4813
Houston, TX 77210-4813

Re: Marathon Oil Corporation
Incoming letter dated December 7, 2009

Dear Mr. Kolencik:

This is in response to your letter dated December 7, 2009 concerning the shareholder proposal submitted to Marathon by Emil Rossi. We also have received letters on the proponent's behalf dated December 21, 2009 and December 26, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 8, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Marathon Oil Corporation
Incoming letter dated December 7, 2009

The proposal recommends that the board adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by company management, seeking an advisory vote of shareholders to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Compensation Discussion and Analysis.

We are unable to concur in your view that Marathon may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Marathon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Marathon may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Marathon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

December 26, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Emil Rossi's Rule 14a-8 Proposal
Marathon Oil Corporation (MRO)
Say on Pay Topic

Ladies and Gentlemen:

This responds to the December 7, 2009 no action request. Attached is the recent Staff Reply Letter *General Electric Company* (December 16, 2009). The resolved statement for the rule 14a-8 proposal in *General Electric* was virtually the same as the Marathon proposal.

The company does not claim that the Marathon proposal requests that executive pay be ratified before it is paid or be ratified before the Board finally approves it. The company does not claim that any text in the rule 14a-8 proposal supporting statement leans towards its argument.

The meaning of "approve" is "ratify." The proposal states "ratify and approve." Thus "ratify" has the first priority in conveying the meaning of the text. In fact the company is at best in error in claiming that the rule 14a-8 proposal states "approve and ratify" in its argument on page 2, lines 15 and 28 and page 4, lines 1 and 9. This raises the question of whether these are deliberate reverse-order misquotes.

The company 2003 definitive proxy called for the "election of independent auditors." The company has not now consistently confessed that its own variation in terminology for ratification was in violation of law. Nor has the company claimed that the company auditors would have been fired if they were not *elected* or ratified.

The company 2003 definitive proxy also called for shareholders to "approve" the Incentive Compensation Plan. The 2003 definitive proxy does not state that such *approval* was binding.

Text from the company 2003 definitive proxy (emphasis added):
Notice of Annual Meeting of Stockholders
on April 30, 2003

We will hold our 2003 annual meeting of stockholders in the Conference Center Auditorium of the Marathon Oil Tower, 5555 San Felipe Road, Houston, Texas 77056 on Wednesday, April 30, 2003 at 10:00 A.M. Central Time, in order to:

- elect three Class I directors;
- ***approve*** the 2003 Incentive Compensation Plan covering key employees and non-

employee directors;

- *elect* PricewaterhouseCoopers LLP as our independent auditors for fiscal year 2003;

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Emil Rossi

Richard Kolencik <RJKolencik@MarathonOil.com>

December 16, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated November 12, 2009

The proposal recommends that the board adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by company management, seeking an advisory vote of shareholders to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Compensation Discussion and Analysis.

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Rose A. Zukin
Attorney-Adviser

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

December 21, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Emil Rossi's Rule 14a-8 Proposal
Marathon Oil Corporation (MRO)
Say on Pay Topic

Ladies and Gentlemen:

This responds to the December 7, 2009 no action request. The company does not claim that the proposal requests that executive pay be ratified before it is paid or be ratified before the Board finally approves it. The company does not claim that any text in the rule 14a-8 proposal supporting statement leans towards its argument.

The meaning of "approve" is "ratify." The proposal states "ratify and approve." Thus "ratify" has the first priority in conveying the meaning of the text. In fact the company is at best in error in claiming that the rule 14a-8 proposal states "approve and ratify" in its argument on page 2, lines 15 and 28 and page 4, lines 1 and 9. This raises the question of whether these are deliberate misquotes.

The company 2003 definitive proxy called for the "election of independent auditors." The company has not confessed that this variation in terminology for ratification was in violation of law. Nor has the company claimed that the company auditors would have been fired if they were not *elected* or ratified.

The company 2003 definitive proxy also called for shareholders to "approve" the Incentive Compensation Plan. The 2003 definitive proxy does not state that such *approval* was binding.

Text from the company 2003 definitive proxy (emphasis added):
Notice of Annual Meeting of Stockholders
on April 30, 2003

We will hold our 2003 annual meeting of stockholders in the Conference Center Auditorium of the Marathon Oil Tower, 5555 San Felipe Road, Houston, Texas 77056 on Wednesday, April 30, 2003 at 10:00 A.M. Central Time, in order to:

- elect three Class I directors;

- ***approve*** the 2003 Incentive Compensation Plan covering key employees and non-employee directors;

- ***elect*** PricewaterhouseCoopers LLP as our independent auditors for fiscal year 2003;

An expanded response is under preparation.

Sincerely,



John Chevedden

cc:
Emil Rossi

Richard Kolencik <RJKolencik@MarathonOil.com>

[MRO: Rule 14a-8 Proposal, October 26, 2009, November 13, 2009]

3 [number to be assigned by the company] – **Shareholder Say on Executive Pay**

RESOLVED - the shareholders of our company recommend that our board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

Votes on 2009 "Say on Pay" proposals averaged more than 46% in favor. More than 20 companies had votes higher than 50%, demonstrating strong shareholder support for this reform.

"There should be no doubt that executive compensation lies at the root of the current financial crisis," wrote Paul Hodgson, a senior research associate with The Corporate Library http://www.thecorporatelibrary.com, an independent research firm. "There is a direct link between the behaviors that led to this financial collapse and the short-term compensation programs so common in financial services companies that rewarded short-term gains and short-term stock price increases with extremely generous pay levels."

Nell Minow said, "If the board can't get executive compensation right, it's been shown it won't get anything else right either."

The merits of this Executive Pay proposal should also be considered in the context of the need for improvements in our company's pay practices. In 2009 the following pay practices were identified:

The Corporate Library rated our company "High Concern" in executive pay. CEO Clarence Cazalot's restricted stock awards, made a number of years ago, continued to vest and continued to undermine the company's claims to have a performance-based culture. In addition, the performance units, that made up half of the CEO's Long Term Incentive award, were based on a performance period of only three years – woefully inadequate in the oil industry – and somewhat predictably can pay substantial awards for any kind of performance above the lower quartile.

The annual bonus was largely based on a single non-GAAP measure of adjusted net income. The proxy did not detail what adjustments can be or were made to either upstream or downstream net income. An executive perquisites cutback in April 2008 was timed with every single named executive officer receiving a salary increase, many of them substantial, regardless of promotions, rendering somewhat moot the reduction in perks. Source: The Corporate Library.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Shareholder Say on Executive Pay – Yes on 3. [number to be assigned by the company]

Emil Rossi, *** FISMA & OMB Memorandum M-07-16 *** , sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original

Richard J. Kolencik
Sr. Group Counsel



5555 San Felipe (77056-2799)
P.O. Box 4813 (77210-4813)
Houston, Texas
Telephone 713/296-2535
E-Mail: rjkolencik@marathonoil.com

Sent Via Overnight Mail

December 7, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for No Action Letter –Stockholder Proposal for Inclusion in Marathon Oil Corporation's 2010 Proxy Statement submitted by Mr. Emil Rossi.

Ladies and Gentlemen:

Marathon Oil Corporation, a Delaware corporation ("Marathon" or "Company") has received a stockholder proposal and supporting statement (the "Proposal") from Mr. Emil Rossi (the "Proponent") for inclusion in Marathon's proxy statement for its 2010 annual meeting of stockholders (the "2010 Proxy Materials") to be held on April 28, 2010. (A copy of the Proponent's cover letter dated October 5, 2009, updated on November 13, 2009, and the Proposal are attached hereto as "Exhibit A"). Marathon asks that the staff of the Division of Corporation Finance of the Commission (the "Division") not recommend to the Securities and Exchange Commission (the "Commission") that any enforcement action be taken if Marathon excludes the Proposal from its 2010 Proxy Materials for the reasons described below.

I. The Proposal

The Proposal requests the board of directors adopt a policy to allow for shareholders to ratify and approve the executive Compensation Committee Report and the compensation policies and practices of the Company, stating in relevant part:

> RESOLVED - the shareholders of our company recommend that our board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

Marathon believes that it may properly exclude the Proposal from the 2010 Proxy Materials based on Rule 14a-8(i)(1) and Rule 14a-8(i)(2) because the Proposal, if implemented, is not a proper subject for shareholder action under Delaware law and, if implemented, would cause Marathon to violate Delaware state law.

Marathon's statement of reasons is more particularly described below.

II. The Proposal may be properly omitted pursuant to Rule 14a-8(i)(1) because the Proposal, if implemented, is not a proper subject for action by shareholders under Delaware law.

Rule 14a-8(i)(1) provides that a shareholder proposal may be excluded if "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." A note accompanying Rule 14a-8(i)(1) states that "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." *See* 17 C.F.R § 240.14(a)-8(i)(1) (Note to paragraph (i)(1)) (2009). The Proposal submitted by the Proponent is not proper for shareholder action under Delaware law. This Proposal is not merely advisory; rather, it is an attempt to bind the Company by allowing shareholders to "approve and ratify" a policy that would infringe upon the authority vested in the Board. Title 8, Section 141(a) of the Delaware General Corporation Law (the "DGCL") provides "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided...." *See* Del. Code Ann. title 8, § 141(a) (2009). Moreover, it is a fundamental canon of Delaware law that Section 141(a) of the DGCL gives directors, not shareholders, the ultimate power and duty to manage the corporation. *See Aronson v. Lewis*, 473 A.2d 805, 811 (Del. 1984); *Quickturn Design Sys., Inc. v. Shapiro*, 721 A.2d 1281, 1291 (Del. 1998); *Maldonado v. Flynn*, 413 A.2d 1251, 1255 (Del. Ch. 1980) (rev'd on other grounds sub nom.), *Zapata Corp. v. Maldonado*, 430 A.2d 779 (Del. 1981). More specifically, Delaware law vests authority to compensate corporate officers with the board of directors. *See Wilderman v. Wilderman*, 315 A. 2d 610, 614 (Del. Ch. 1974)(citing Title 8, Section 122(5), Section 226(a)(2) of the DGCL).

The actions posed by the Proposal to allow shareholders to "approve and ratify" the Compensation Committee Report (the "Report") and the executive compensation policies and practices set forth in the Compensation Discussion and Analysis would interfere with the Board's authority and be an improper meddling into the Board's power to manage the corporation under Delaware law. Except for matters of policy and procedures relating to executive officer compensation, the Board of Directors (the "Board") has delegated its authority regarding compensation decisions for Marathon's executive officers by virtue of a charter (the "Charter") to the Compensation Committee (the "Committee"), a copy of which is attached hereto as Exhibit B. Marathon's Report is issued and approved by the Committee and thereafter reviewed and discussed with the Board for inclusion in the proxy statement. Shareholders are not granted any authority or power to approve executive compensation under Delaware law, other than to exercise their right to vote for or against a director nominee who would discharge such statutory authority. *See* Title 8 Sections 141(a) and 122(5). Therefore, because the Proposal would allow shareholders to circumvent the Board's authority under Delaware law, it is not proper for shareholder action under Delaware law. Therefore, it is our opinion, that the proposal may be excluded from our 2010 Proxy Materials pursuant to Rule 14a-8(i)(1).

Accordingly, it is our opinion that the implementation of the Proposal is not a proper subject for shareholder action under Delaware law, and the Proposal is, therefore, excludable under Rule 14a-8(i)(1).

III. The Proposal may be omitted pursuant to Rule 14a-8(i)(2) because the Proposal, if implemented, would cause Marathon to violate Delaware law.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal from its proxy materials if it would "cause the company to violate any state, federal, or foreign law to which it is subject." Title 8, Section 141(a) of the DGCL confers authority on a corporation's board of directors to manage the business and affairs of the corporation, and subjects this authority only to provisions of the DGCL itself and to provisions of the company's certificate of incorporation. It is a fundamental canon of Delaware law that Section 141(a) of the DGCL gives directors, not shareholders, the ultimate power and duty to manage the corporation. *See Aronson*, 473 A.2d at 811; *Quickturn Design Sys., Inc.*, 721 A.2d at 1291; *Maldonado*, 413 A.2d at 1255, *Zapata Corp.*, 430 A.2d at 779.

Article XII of Marathon's Restated Certificate of Incorporation (the "Certificate"), a copy of which is set forth as Exhibit C hereto, provides that "powers and authorities...conferred upon the Board of Directors are...those conferred by the laws of the State of Delaware." These powers and authorities specifically include managing the business and affairs of the Company as referenced above in Section 141(a) of the DGCL.

Last year, Marathon received a "Shareholder Say on Executive Pay" proposal from Mr. Chris Rossi, which requested the "board...to adopt a policy that provides shareholders the opportunity...to vote on an advisory resolution...to ratify the compensation of the named executive officers set forth in the...Summary Compensation Table." *See* Marathon Oil Corporation, "Notice of Annual Meeting of Stockholders and Proxy Statement," 2009, page 27. Specifically, the shareholder proposal stated the vote would be an "advisory resolution" and made abundantly clear "that the vote is non-binding and would not affect any compensation paid or awarded." Moreover, the previous proposal specifically excluded any reference to the "Compensation Discussion and Analysis" or any affect thereon.

Here, the Proposal calls for shareholders to "approve and ratify" the Report and the accompanying executive compensation policies and practices set forth in the Compensation Discussion and Analysis through an annual proposal. The Report is issued and approved by the Committee, pursuant to the powers and authority delegated to it by the Board pursuant to Delaware law and the Certificate. The Report is reviewed and discussed with the Board for inclusion in the proxy statement. As a result, all final compensation decisions for Marathon's executive officers are approved by the Committee and the Board.

Under the Proposal, the vote called for would be binding, specifically calling for the vote to "approve and ratify" the Report and the accompanying executive compensation policies and practices. As a result, allowing such approval and ratification by the shareholders would circumvent the powers of the Committee and, more importantly, the Board to discharge their obligation to manage the business affairs of Marathon pursuant to Delaware law. Specifically, Delaware law vests authority to compensate corporate officers with the board of directors. *See Wilderman,* 315 A. 2d at 614 (citing Title 8, Section 122(5), Section 226(a)(2) of the DGCL). Therefore, any limitations on the Section 141(a) and Section 122(5) powers of the Board could only be accomplished through an amendment to the Certificate. Pursuant to Section 242(b)(1) of the DGCL, such an amendment would require approval by the Board and shareholders. Such an amendment has not been approved by the Board and shareholders to limit the abovementioned powers. Therefore, the Proposal, if adopted, would be a violation of Delaware law because it would purport to override and interfere with a provision of Marathon's existing Certificate and the powers and authority conferred to the Board under the DGCL.

Accordingly, it is our opinion that the implementation of the Proposal would violate Delaware state law, and the Proposal is, therefore, also excludable under Rule 14a-8(i)(2).

IV. Conclusion

As is demonstrated by the foregoing discussion, the Proposal is excludable under Rules 14a-8(i)(1) and 14a-8(i)(2). As such, Marathon submits that the Proposal, if implemented, would not be a proper subject for shareholder action and would result in a violation of Delaware law. Based on the foregoing, Marathon hereby requests the Staff confirm that it will not recommend any enforcement action if Marathon excludes the Proposal from its 2010 Proxy Materials.

In accordance with Rule 14a-8(j) of the Exchange Act, Marathon is enclosing six copies of this letter and the exhibits. A copy of this letter and exhibits are also being mailed on this date to the Proponent in accordance with Rule 14a-8(j), thereby providing notice of Marathon's intention to omit the Proposal from the 2010 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days prior to the date Marathon intends to file its definitive 2010 Proxy Materials. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed, self-addressed postage-paid envelope.

If the Staff disagrees with any of the conclusions or positions taken herein, such that it will not be able to take the no-action position requested, Marathon would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. If you have any questions, please feel free to call me at 713-296-2535.

Sincerely,



Richard J. Kolencik
Sr. Group Counsel

RJK/249366

Attachments

cc: S. J. Kerrigan (w/out attachments)
Emil Rossi (w/attachments – regular U.S. mail)
John Chevedden (w/attachments – via email and regular U.S. mail)

Exhibit A

Emil Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Thomas J. Usher
Chairman
Marathon Oil Corporation (MRO)
5555 San Felipe Rd
Houston TX 77056

NOVEMBER 13, 2009

Dear Mr. Usher,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden
*** FISMA & OMB Memorandum M-07-16 *** at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email.

Sincerely,

Emil Rossi
Rule 14a-8 Proposal Proponent since the 1980s

Oct 5-2009

cc: William F. Schwind, Jr.
Corporate Secretary
FX: 713-296-2952
FX: 713-499-6754
Richard Kolencik <RJKolencik@MarathonOil.com>
Assistant Secretary
PH: 713-296-2535
Anthony Wills <acwills@marathonoil.com>
Senior Attorney

[MRO: Rule 14a-8 Proposal, October 26, 2009, November 13, 2009]

3 [number to be assigned by the company] – **Shareholder Say on Executive Pay**

RESOLVED - the shareholders of our company recommend that our board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

Votes on 2009 "Say on Pay" proposals averaged more than 46% in favor. More than 20 companies had votes higher than 50%, demonstrating strong shareholder support for this reform.

"There should be no doubt that executive compensation lies at the root of the current financial crisis," wrote Paul Hodgson, a senior research associate with The Corporate Library http://www.thecorporatelibrary.com, an independent research firm. "There is a direct link between the behaviors that led to this financial collapse and the short-term compensation programs so common in financial services companies that rewarded short-term gains and short-term stock price increases with extremely generous pay levels."

Nell Minow said, "If the board can't get executive compensation right, it's been shown it won't get anything else right either."

The merits of this Executive Pay proposal should also be considered in the context of the need for improvements in our company's pay practices. In 2009 the following pay practices were identified:

The Corporate Library rated our company "High Concern" in executive pay. CEO Clarence Cazalot's restricted stock awards, made a number of years ago, continued to vest and continued to undermine the company's claims to have a performance-based culture. In addition, the performance units, that made up half of the CEO's Long Term Incentive award, were based on a performance period of only three years – woefully inadequate in the oil industry – and somewhat predictably can pay substantial awards for any kind of performance above the lower quartile.

The annual bonus was largely based on a single non-GAAP measure of adjusted net income. The proxy did not detail what adjustments can be or were made to either upstream or downstream net income. An executive perquisites cutback in April 2008 was timed with every single named executive officer receiving a salary increase, many of them substantial, regardless of promotions, rendering somewhat moot the reduction in perks. Source: The Corporate Library.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Shareholder Say on Executive Pay – Yes on 3. [number to be assigned by the company]

Emil Rossi, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

MARATHON OIL CORPORATION

Compensation Committee Charter

(Amended and Restated Effective November 1, 2006)

Statement of Purpose

The Compensation Committee is a standing committee of the Board of Directors. The purpose of the Committee is to discharge the Board's responsibility related to compensation of the Company's executive officers (which shall have the same meaning specified for the term "officer" in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended) and such other employees as the Committee may determine and related matters. In accordance with applicable rules and regulations, the Committee shall also review and approve or recommend, as appropriate, the compensation-related reports required to be included in the Company's annual proxy statement or other appropriate securities filings.

Authority

The Committee shall have the ultimate authority and responsibility to engage and terminate any outside consultant to assist in determining appropriate compensation levels for the Chief Executive Officer ("CEO") or other management and to approve the terms of any such engagement and the fees of any such consultant. In discharging its responsibilities, the Committee shall have full access to any relevant records of the Company and may also request that any officer or other employee of the Company, including the Company's senior compensation or human resources executives, the Company's outside counsel or any other person meet with any members of, or consultants to, the Committee.

Membership

The Compensation Committee shall be comprised of not less than three nor more than ten members. Each member shall (i) be a member of the Board of Directors, (ii) be independent and qualified under standards established by applicable law, stock exchange listing standards and the Company's Corporate Governance Principles, (iii) qualify as an "outside director" under Section 162(m) of the Internal Revenue Code, as amended, and (iv) meet the requirements of a "non-employee director" for purposes of Section 16 of the Securities Exchange Act of 1934, as amended. Except in any such member's capacity as a member of the Compensation Committee, the Board of Directors, or any other board committee, no member shall accept any consulting, advisory, or other compensatory fee from the Company, or be an affiliated person of the Company or any subsidiary thereof.

Meetings

The Compensation Committee will meet at least four times each year, with authority to convene additional meetings as circumstances require. All Committee members are expected to attend each meeting, in person or via teleconference. Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials. Minutes of each meeting will be prepared. If requested by any member of the Committee, time shall be allotted for an executive session of Committee members only and any executive officers or outside advisors they might want to invite.

Quorum

A majority of the total number of Committee members then in office shall constitute a quorum for the transaction of business at any meeting. All matters shall be decided by the affirmative vote of a majority of members present in person or by proxy at a meeting duly called and held.

Responsibilities

The following shall be the principal responsibilities of the Compensation Committee:

1. *Policies and Procedures on Executive Officer Compensation.* The Committee shall make recommendations to the Board and to the boards of subsidiaries on all matters of policy and procedures relating to executive officer compensation.

2. *Compensation of CEO. The Committee shall review and approve corporate goals and objectives relevant to CEO compensation.* With guidance from the Board of Directors, the Committee shall determine and approve the CEO's compensation (including salary, annual bonus and long-term incentives) level in executive session based on the Board's performance evaluation of the CEO. The Committee chairperson shall communicate any compensation adjustments to the CEO each year.

3. *Compensation of Executive Officers.* In addition to establishing the CEO's compensation, the Committee shall determine and approve the compensation of the other executive officers.

4. *Succession Planning.* The Committee and, as appropriate, the Board of Directors shall periodically review the executive management structure of the Company and the succession plan for the positions within that structure with the Chairman of the Board and the CEO. The Committee shall recommend the selection of individuals for such positions to the Board of Directors.

5. *Post-Service Arrangements.* The Committee shall evaluate the post-service arrangements and benefits of the CEO and other executive officers and their reasonableness in light of practices at comparable companies and any benefits received by the Company in connection with such arrangements.

6. *Incentive Compensation Plans.* The Committee shall make recommendations to the Board of Directors with respect to the establishment and terms of the Company's incentive compensation plans and equity-based plans and shall administer such plans, including the approval of grants of options, stock appreciation rights, restricted stock and other incentives under those plans. If an incentive compensation plan provides for the grant by the Committee of a pool of options, stock appreciation rights, restricted stock or other incentives to be followed by an allocation of awards by a committee consisting of one or more

officer-directors, this Committee may grant to one or more officer-directors the authority to allocate such awards on an individual basis consistent with the terms of any such plan.

7. *Confirmation of Performance Levels.* The Committee shall timely review and confirm the certification by the Company's internal audit department of the achievement of applicable performance levels under the Company's incentive compensation plans.

8. *Reports for Proxy Statement.* As required by Securities and Exchange Commission rules, after reviewing and discussing the report with management, the Committee shall recommend to the Board that the Compensation Discussion and Analysis be included in the Company's annual proxy statement or other appropriate securities filing. The Committee shall also approve the Compensation Committee Report required to be included in the Company's annual proxy statement or other appropriate securities filing pursuant to Securities and Exchange Commission rules.

9. *Benefit Plans.* The Committee shall create, amend, and terminate, subject to shareholder approval if required, officer plans and employee benefit plans, except for the authorization to issue additional shares of the Company's common stock which authority is reserved for the Board. The Committee shall have the authority to appoint and terminate the named fiduciary or fiduciaries of such plans and shall monitor their performance, unless such fiduciaries are specified in the constituent plan documents.

10. *Director Plans.* Subject to any required Board or shareholder approval, the Committee shall have the authority to make non-substantive administrative modifications to director plans to ensure that a plan's administrative practices and investment options conform to the established practices and procedures of the plan's third party administrators as well as to conform to periodic statutory and regulatory changes.

11. *Committee Performance Evaluation.* The Committee shall evaluate its performance on an annual basis and develop criteria for such evaluation consistent with the responsibilities set forth in this charter.

12. *Delegation.* The Committee may delegate any of its responsibilities to a subcommittee comprised of one or more members of the Committee. In addition, the Committee may delegate to Company officers or the Salary and Benefits Committee or a similar committee any of its responsibilities with respect to non-equity based plans including, but not limited to, plans created pursuant to the Employee Retirement Income Security Act of 1974 and employment practices created consistent with the various state laws.

13. *Other Delegated Responsibilities.* The Committee shall also carry out such other duties that may be delegated to it by the Board of Directors from time to time.

14. *Review of Charter.* The Committee shall reassess and report to the Board on the adequacy of this charter on an annual basis.

Exhibit C

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "MARATHON OIL CORPORATION", FILED IN THIS OFFICE ON THE TWENTY-FIFTH DAY OF APRIL, A.D. 2007, AT 3:28 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

3395371 8100

070477275


SECRETARY'S OFFICE
DELAWARE

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

AUTHENTICATION: 5624171

DATE: 04-25-07

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:35 PM 04/25/2007
FILED 03:28 PM 04/25/2007
SRV 070477275 - 3395371 FILE

RESTATED CERTIFICATE OF INCORPORATION OF MARATHON OIL CORPORATION

* * * * * *

Marathon Oil Corporation, a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is Marathon Oil Corporation and the name under which the corporation was originally incorporated is USX HoldCo, Inc. The date of filing of its original Certificate of Incorporation with the Secretary of State was May 30, 2001.

2. This Restated Certificate of Incorporation restates and integrates and further amends the provisions of the Certificate of Incorporation of this corporation by (i) amending Article Fourth to increase the number of authorized shares of capital stock from 576 million to 1,126 million and to increase the number of authorized shares of common stock from 550 million to 1,100 million and (ii) amending Article Eighth to provide that stockholders may adopt, amend and repeal the by-laws of this corporation at any regular or special meeting of the stockholders by an affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote thereon.

3. The text of the Certificate of Incorporation as amended or supplemented heretofore is further amended hereby to read as herein set forth in full:

First: The name of the Corporation (which is hereinafter referred to as the "Corporation") is

MARATHON OIL CORPORATION

Second: Its registered office and place of business in the State of Delaware is located at 1209 Orange Street, in the City of Wilmington, County of New Castle. The registered agent in charge thereof upon whom process against the Corporation may be served is The Corporation Trust Company.

Third: The purposes of the Corporation are to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth: The total number of shares of capital stock which the Corporation shall have authority to issue is One Billion One Hundred Twenty Six Million (1,126,000,000), of which One Billion One Hundred Million (1,100,000,000) shares shall be Common Stock having a par value of one dollar ($1.00) per share and Twenty Six Million (26,000,000) shares shall be shares of Preferred Stock, without par value (hereinafter called "Preferred Stock").

A statement of the designations of the Preferred Stock or of any series thereof, and the powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, or of the authority of the Board of Directors to fix by resolution or resolutions such designations and other terms not fixed by the Certificate of Incorporation, is as follows:

1. The Preferred Stock may be issued in one or more series, from time to time, with each such series to have such designation, powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors of the Corporation, subject to the limitations prescribed by law and in accordance with the provisions hereof, the Board of Directors being hereby expressly vested with authority to adopt any such resolution or resolutions. The authority of the Board of Directors with respect to each such series shall include, but not be limited to, the determination or fixing of the following:

(i) The distinctive designation and number of shares comprising such series, which number may (except where otherwise provided by the Board of Directors in creating such series) be increased or decreased (but not below the number of shares then outstanding) from time to time by like action of the Board of Directors;

(ii) The dividend rate of such series, the conditions and times upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends payable on any other class or classes of stock or series thereof, or any other series of the same class, and whether dividends shall be cumulative or non-cumulative;

(iii) The conditions upon which the shares of such series shall be subject to redemption by the Corporation and the times, prices and other terms and provisions upon which the shares of the series may be redeemed;

(iv) Whether or not the shares of the series shall be subject to the operation of a retirement or sinking fund to be applied to the purchase or redemption of such shares and, if such retirement or sinking fund be established, the annual amount thereof and the terms and provisions relative to the operation thereof;

(v) Whether or not the shares of the series shall be convertible into or exchangeable for shares of any other class or classes, with or without par value, or of any other series of the same class, and, if provision is made for conversion or exchange, the times, prices, rates, adjustments, and other terms and conditions of such conversion or exchange;

(vi) Whether or not the shares of the series shall have voting rights, in addition to the voting rights provided by law, and, if so, subject to the limitation hereinafter set forth, the terms of such voting rights;

(vii) The rights of the shares of the series in the event of voluntary or involuntary liquidation, dissolution, or upon the distribution of assets of the Corporation;

(viii) Any other powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, of the shares of such series, as the Board of Directors may deem advisable and as shall not be inconsistent with the provisions of this Certificate of Incorporation.

2. The holders of shares of the Preferred Stock of each series shall be entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, dividends at the rates fixed by the Board of Directors for such series, and no more, before any dividends, other than dividends payable in Common Stock, shall be declared and paid, or set apart for payment, on the Common Stock with respect to the same dividend period.

3. Whenever, at any time, dividends on the then outstanding Preferred Stock as may be required with respect to any series outstanding shall have been paid or declared and set apart for payment on the then outstanding Preferred Stock, and after complying with respect to any retirement or sinking fund or funds for any series of Preferred Stock, the Board of Directors may, subject to the provisions of the resolution or resolutions creating any series of Preferred Stock, declare and pay dividends on the Common Stock, and the holders of shares of the Preferred Stock shall not be entitled to share therein.

4. The holders of shares of the Preferred Stock of each series shall be entitled upon liquidation or dissolution or upon the distribution of the assets of the Corporation to such preferences as provided in the resolution or resolutions creating such series of Preferred Stock, and no more, before any distribution of the assets of the Corporation shall be made to the holders of shares of the Common Stock.

5. Except as otherwise provided by a resolution or resolutions of the Board of Directors creating any series of

Preferred Stock or by the General Corporation Law of Delaware, the holders of shares of the Common Stock issued and outstanding shall have and possess the exclusive right to notice of stockholders' meetings and the exclusive power to vote. The holders of shares of the Preferred Stock issued and outstanding shall, in no event, be entitled to more than one vote for each share of Preferred Stock held by them unless otherwise required by law.

As used in this Article Fourth, the term "Board of Directors" shall include the Board of Directors of the Corporation and, to the extent permitted by the General Corporation Law of the State of Delaware, any duly authorized committee of such Board of Directors.

Fifth: The existence of the Corporation is to be perpetual.

Sixth: The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatever.

Seventh: The number of directors of the Corporation shall be fixed from time to time by, or in the manner provided in, its by-laws and may be increased or decreased as therein provided; but the number thereof shall not be less than three.

At the 2007 annual meeting of the stockholders of the Corporation, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2008 annual meeting of the stockholders of the Corporation; at the 2008 annual meeting of the stockholders of the Corporation, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2009 annual meeting of the stockholders of the Corporation; and at each annual meeting of the stockholders of the Corporation thereafter, the directors shall be elected for terms expiring at the next succeeding annual meeting of the stockholders of the Corporation.

In the case of any increase in the number of directors of the Corporation, the additional director or directors shall be elected by the Board of Directors.

In the case of any vacancy in the Board of Directors from death, resignation, disqualification or other cause, a successor to hold office for the unexpired portion of the term of the director whose place shall be vacant, and until the election of his successor, shall be elected by a majority of the Board of Directors then in office, though less than a quorum.

Eighth: The Board of Directors shall have power to adopt, amend and repeal the by-laws at any regular or special meeting of the Board of Directors, provided that notice of intention to adopt, amend or repeal the by-laws in whole or in part shall have been included in the notice of meeting; or, without any such notice, by a vote of two-thirds of the directors then in office.

Stockholders may adopt, amend and repeal the by-laws at any regular or special meeting of the stockholders by an affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote thereon, provided that notice of intention to adopt, amend or repeal the by-laws in whole or in part shall have been included in the notice of the meeting.

Any action required to be taken at any annual or special meeting of the stockholders of the Corporation, or any action which may be taken at any annual or special meeting of the stockholders or otherwise, may not be taken without a meeting, prior notice and a vote, and stockholders may not act by written consent.

Ninth: The Board of Directors from time to time shall determine whether and to what extent, and at what times and places, and under what conditions and regulations, the accounts and books of the Corporation, or any of them, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account or book or document of the Corporation, except as conferred by law or authorized by the Board of Directors, or by the stockholders.

Tenth: The directors may from time to time declare such dividends as they shall deem advisable and proper, subject to the provisions of Article Fourth and to such restrictions as may be imposed by law, and cause the Corporation to pay the same to the stockholders at such times as they shall fix.

The Board of Directors shall have power to issue bonds, debentures, or other obligations, either non-convertible or convertible into the Corporation's stock, subject to the provisions of Article Fourth and upon such terms, in such manner and under such conditions in conformity with law, as may be fixed by the Board of Directors prior to the issue of such bonds, debentures or other obligations.

Eleventh: No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director, except (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Eleventh shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

Twelfth: The powers and authorities hereinbefore conferred upon the Board of Directors are in furtherance and not in limitation of those conferred by the laws of the State of Delaware.

Thirteenth: The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by law, and all rights preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article.

4. This Restated Certificate of Incorporation was duly adopted and approved by the Board of Directors and the stockholders in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Marathon Oil Corporation has caused this Certificate to be signed by William F. Schwind, Jr., its Vice President, General Counsel and Secretary, this 25th day of April, 2007.

By: 
William F. Schwind, Jr.